Exhibit 12.1
INTEL CORPORATION 2008 FORM 10-K
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION
(In Millions, Except Ratios)

	Years Ended
	Dec. 25, 2004	Dec. 31, 2005	Dec. 30, 2006	Dec. 29, 2007	Dec. 27, 2008
Earnings[1]	$10,417	$12,610	$7,068	$9,166	$8,002
Adjustments:
Add — Fixed charges	98	75	144	129	158
Subtract — Capitalized interest	—	(2)	(60)	(57)	(86)

Earnings and fixed charges (net of capitalized interest)	$10,515	$12,683	$7,152	$9,238	$8,074

Fixed charges:
Interest	$50	$19	$24	$15	$8
Capitalized interest	—	2	60	57	86
Estimated interest component of rental expense	48	54	60	57	64

Total	$98	$75	$144	$129	$158

Ratio of earnings before taxes and fixed charges, to fixed charges	107x	169x	50x	72x	51x

[1]	After adjustments required by Item 503(d) of the U.S. Securities and Exchange Commission Regulation S-K.